June 16, 2010

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4631
Attn: Jeffrey Gordon, Staff Accountant

Re:	Golden Elephant Glass Technology, Inc.
Form 8-K Item 4.01 filed April 28, 2010
Form 8-K/A Item 4.01 filed May 7, 2010
File #0-21071

Dear Mr. Gordon:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated May 12, 2010, addressed to Ms. Hong Tan, the Company’s Chief Financial Officer, with respect to the Company’s Current Report on Form 8-K dated April 28, 2010 and the Current Report on Form 8-K/A dated May 7, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

1.

We note your disclosure that there was a disagreement with the former accountant regarding an audit scope limitation related to the completion of the 2009 audit. Please enhance your disclosure to clarify the nature of the disagreement, including the company’s position and the former accountant’s position at the time of the disagreement. In addition, please disclose whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of the disagreement with the former accountant and also disclose whether the registrant has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of the disagreement. Refer to Item 304(a)(l)(iv) of Regulation S-K.

Response:

We propose to amend Item 4.01 disclosure as follows:

Item 4.01 Changes in Registrant's Certifying Accountant

On April 26, 2010, the Company’s auditor, MaloneBailey LLP (the “Former Accountant”) resigned as the Company’s independent accounting firm at the request of the Company .

On the date of resignation, the Former Accountant informed the Company that there existed an audit scope limitation related to the completion of the 2009 audit due to the Company’s inability to provide satisfactory documentary evidence of certain material prior year adjusting journal entries which may have material impact to the financial statements as of and for the year ended December 31, 2009.

The Former Accountant claimed that there were 64 prior period adjustments which impact all balance sheets accounts and the Company was unable to provide supporting documents to many of these adjustments. The following were a few examples the Former Accountant raised, to which the Company has neither agreed nor disagreed with at the time of the disagreement, to illustrate these adjustments and related scope limitation:

(i) There were allegedly six prior year adjustments to accounts receivable and allowance for doubtful accounts of Hengrui, one of the Company’s subsidiaries. Three of these adjustments impact accounts receivable, which were reclassification from customer deposit and other receivable accounts with total amount over $1.3 million, however, there were allegedly no supports showing which specific customer accounts were impacted and the Company allegedly could not provide reason for these adjustments. The other three adjustments were to the bad debt allowance account with total amount of approximately $0.5 million. There were allegedly no supports as to which customer accounts were reserved for and how the conclusion was reached. The Former Accountant claimed that they were unable to conclude if and how these prior year adjustments should be rolled forward to fiscal year 2009 and they were unable to analyze AR aging and bad debt allowance at December 31, 2009.

(ii) There were several prior year adjustments to accounts payable of Hengrui, one of the Company’s subsidiaries, that the Company was allegedly unable to provide supports. For example, there were two adjustments totalling approximately $2.6 million (debit balance) which were reclassification from other liability and asset accounts. There were no details to support which vendor accounts these adjustments were related to. Another example was an adjustment of $5.1 million (credit balance) which was reclassification from prepaid account to accounts payable. The Company was allegedly unable to provide details to support which vendor accounts this adjustment was related to. Therefore, the Former Accountant claimed that they were unable to determine the impact to accounts payable as of December 31, 2009.

(iii) There was a prior year adjustment of approximately RMB 0.3 million for inventory allowance (Lower of cost or market adjustment) to Hengrui, one of the Company’s subsidiaries, that the Company allegedly could not provide explanation or calculation as to how the amount was determined.

The Former Accountant claimed that there are many other adjustments with the similar scope limitation and these adjustments were considered material to the audit of the Company’s financial statements as of and for the year ended December 31, 2009. The Former Accountant alleged that they could not gain sufficient understanding of the prior year adjustments and could not determine if and how these adjustments impacted the financial statements as of and for the year ended December 31, 2009.

The Former Accountant and the Company were unable to resolve the abovementioned points of dispute at the time the Former Accountant resigned.

No audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of the disagreement with the Former Accountant prior to their resignation.

The Company has authorized the Former Accountant to respond fully to the inquiries of the New Accountant concerning the subject matter of the disagreement.

On April 27, 2010, our Board of Directors accepted the Former Accountant’s resignation and appointed Zhonglei Certified Public Accountants Co.,Ltd (the "New Accountant") as our new independent public accounting firm. The decision to appoint the New Accountant as our independent accountant was approved by our Board of Directors on April 27, 2010.

The Former Accountant was appointed as the Company’s independent accounting firm on October 25, 2009. The Former Accountant did not issue any audit report on our financial statements from the appointment date of October 25, 2009 to the resignation date of April 26, 2010.

During our two most recent fiscal years and through the date of this report, we have had no disagreements, other than the one below, with the Former Accountant on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of the Former Accountant, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.

The Company did not consult with the New Accountant regarding the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and no written or oral advice was provided by the New Accountant that was a factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issues.

The Company has requested that the Former Accountant furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. The requested letter is attached as Exhibit 16.1 to this Current Report on Form 8-K/A and is incorporated herein by reference.

New Independent Accountants

Our Board of Directors approved the appointment of Zhonglei as our new independent registered public accounting firm effective as of April 27, 2010. During the two most recent fiscal years and through the date of our engagement, we did not consult with Zhonglei regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement (as defined in Regulation S-K Item 304(a)(1)(v)), during the two most recent fiscal years.

Prior to engaging Zhonglei, did not provide our Company with either written or oral advice that was an important factor considered by our Company in reaching a decision to appoint Zhonglei as our new independent registered public accounting firm.

2.

To the extent that you make changes to the Form 8-K/A to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K/A.

Response:

Duly noted. The Company will obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K/A.

On behalf of the Company, we acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan
Benjamin A. Tan, Esq.